U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-10486

For the Month of June 2006

Trend Micro Incorporated

(Translation of registrant’s name into English)

Shinjuku MAYNDS Tower, 1-1, Yoyogi 2-chome,

Shibuya-ku, Tokyo 151-0053, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

1. Press release dated June 29, 2006, relating to Restatement of Consolidated/non-consolidated Financial Statements for the first half of the fiscal year ending December 31, 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TREND MICRO INCORPORATED

Date:	June 29, 2006	By:	/s/ MAHENDRA NEGI
Mahendra Negi Representative Director, Chief Operating Officer, Chief Financial Officer and Executive Vice President

Restatement of Consolidated / Non-consolidated Financial Statements for the first half of the fiscal year ending December 31, 2005

Tokyo, Japan – June 29, 2006 - Trend Micro (TSE: 4704; Nasdaq: TMIC), a leader in network antivirus and Internet content security software and services, today is restating its Consolidated / Non-consolidated Financial Statements for the first half of the fiscal year ending December 31, 2005, which were previously announced on August 3, 2005.

1. Reasons for Restatement

After the discussion with SEC on U.S. GAAP, some costs, which were historically disclosed as part of the operating expenses are included in cost of sales.

This change does not affect net sales, operating income, net income before tax and net income.

2. Restatement

Refer to the following.

Restatement of Consolidated / Non-consolidated Financial Statements for the first half of the fiscal year ending December 31, 2005

Amendments (Revised figures are underlined.)

CONSOLIDATED STATEMENTS OF INCOME

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

<Original>

(Thousands of yen)

Account	For the six months ended June 30, 2004		For the six months ended June 30, 2005		For the year ended December 31, 2004
	Amount	%	Amount	%	Amount	%
Net sales	28,464,157	100.0	34,489,740	100.0	62,049,254	100.0
Cost of sales	1,926,769		1,191,244		3,236,499

Gross profit	26,537,388	93.2	33,298,496	96.5	58,812,755	94.8

Operating expenses:
Selling	7,457,213		10,338,819		16,009,409
Research and development and maintenance	2,278,974		2,891,775		4,858,259
Customer support	2,717,490		3,190,146		5,723,426
General and administrative	2,705,635		4,106,616		6,143,985

Total operating expenses	15,159,312	53.2	20,527,356	59.5	32,735,079	52.8

Operating income	11,378,076	40.0	12,771,140	37.0	26,077,676	42.0

<Amended>

(Thousands of yen)

Account	For the six months ended June 30, 2004		For the six months ended June 30, 2005		For the year ended December 31, 2004
	Amount	%	Amount	%	Amount	%
Net sales	28,464,157	100.0	34,489,740	100.0	62,049,254	100.0
Cost of sales
Amortization of capitalized software, and Materials	1,926,769		1,191,244		3,236,499
Maintenance	1,051,260		694,846		2,260,934
Customer support	2,717,490		3,190,146		5,723,426

	5,695,519	20.0	5,076,236	14.7	11,220,859	18.1

Operating expenses:
Selling	7,457,213		10,338,819		16,009,409
Research and development	1,227,714		2,196,929		2,597,325
General and administrative	2,705,635		4,106,616		6,143,985

Total operating expenses	11,390,562	40.0	16,642,364	48.3	24,750,719	39.9

Operating income	11,378,076	40.0	12,771,140	37.0	26,077,676	42.0

Summary of significant accounting policies

Restatements

<Amended>

Maintenance costs, which were historically disclosed as part of the “Research and development and maintenance” line item within operating expenses in the semi-annual consolidated statements of income, are included in cost of sales and figures for the six months ended June 30, 2004 and 2005 have been restated to reflect such amendment. In addition, customer support expenses, which were disclosed as a part of operating expenses, are also included in cost of sales and figures for the six months ended June 30, 2004 and 2005 have been restated to reflect such amendment.

Pro forma stock-based compensation expense has been revised to reflect the corrections in the amortization period, expected life assumptions and volatilities used to determine stock-based compensation expense. This correction impacts the pro forma net income and pro forma net income per share previously disclosed in the footnotes to the consolidated financial statements for the six months ended June 30, 2004 and 2005. As a result, the pro forma net income for the six months ended June 30, 2004 decreased by (Yen) 515,201 thousand and for the six months ended June 30, 2005 increased by (Yen) 104,189 thousand, compared to the amounts previously presented. The pro forma basic net income per share for the six months ended June 30, 2004 decreased by (Yen) 3.88 and for the six months ended June 30, 2005 increased by (Yen) 0.78, compared to the amounts previously presented. The pro forma diluted net income per share for the six months ended June 30, 2004 decreased by (Yen) 3.80 and for the six months ended June 30, 2005 increased by (Yen) 0.76, compared to the amounts previously presented.

Stock-based compensation

The Company accounts for its stock-based incentive awards in accordance with the intrinsic value method as per APB No. 25, “Accounting for Stock Issued to Employees” and related interpretations. The Company complies with the disclosure provisions of FAS No. 123, “Accounting for Stock-Based Compensation”, as amended by FAS No. 148.

In October 1995, SFAS 123 established a fair value based method of accounting for employee stock based compensation. If compensation cost for the stock options with warrants, and the stock options with Stock acquisition rights been determined based on the fair value at the grant dates, as prescribed by SFAS 123, the Company’s pro forma net income and net income per share would have been as follows:

<Original>

	Thousands of Yen, except per share data
	For the six months ended June 30, 2004		For the six months ended June 30, 2005		For the year ended December 31, 2004
Net income:
As reported		6,969,007		8,490,156		15,874,836
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects		(1,058,726)		(1,758,066)		(2,640,021)
Pro forma net income		5,910,281		6,732,090		13,234,815
Net income per share:
As reported—
Basic	(Yen)	52.41	(Yen)	63.67	(Yen)	120.64
Diluted		51.47		62.71		118.59
Pro forma net income—
Basic	(Yen)	44.45	(Yen)	50.49	(Yen)	100.58
Diluted		43.65		49.73		98.87

The fair values of the stock options with Stock acquisition rights were estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants during the first six months ended June 30, 2004 and the year ended December 31,2004; expected life of 5.00 years, volatility of 59.570 % and dividend yield of 0.39 % for first half of 2004; expected life of 5.0 years, volatility of 51.710-59.570 % and dividend yield of 0.39-0.43% for 2004; and risk-free interest rates of 0.674 % for options granted during the first half of 2004, and risk-free interest rates of ranging from 0.634 % to 0.674 % for options granted during the year ended December 31, 2004. The fair value per share of options granted above during first half of 2004 and fiscal 2004 were (Yen) 2,235 and (Yen) 2,190 to 2,235, respectively. There was no additional issuance of Stock acquisition rights as stock options during the first six months ended June 30, 2005.

<Amended>

	Thousands of Yen, except per share data
	For the six months ended June 30, 2004		For the six months ended June 30, 2005		For the year ended December 31, 2004
Net income:
As reported		6,969,007		8,490,156		15,874,836
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects		(1,573,927)		(1,653,877)		(3,319,609)
Pro forma net income		5,395,080		6,836,279		12,555,227
Net income per share:
As reported—
Basic	(Yen)	52.41	(Yen)	63.67	(Yen)	120.64
Diluted		51.47		62.71		118.59
Pro forma net income—
Basic	(Yen)	40.57	(Yen)	51.27	(Yen)	95.41
Diluted		39.85		50.49		93.79

The fair values of the stock options with Stock acquisition rights were estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants during the first six months ended June 30, 2004 and the year ended December 31,2004; expected life of 3.04 years, volatility of 59.20 % and dividend yield of 0.32 % for first half of 2004; expected life of 3.04-3.08 years, volatility of 52.41-59.20 % and dividend yield of 0.28-0.32% for 2004; and risk-free interest rates of 0.32 % for options granted during the first half of 2004, and risk-free interest rates of ranging from 0.27 % to 0.32 % for options granted during the year ended December 31, 2004. The fair value per share of options granted above during first half of 2004 and fiscal 2004 were (Yen) 1,682 and (Yen) 1,682 to 1,788, respectively. There was no additional issuance of Stock acquisition rights as stock options during the first six months ended June 30, 2005.

Research and development and maintenance costs, and software development costs

<Original>

Research and development and maintenance costs in operating expenses are comprised of research and development costs and maintenance costs.

Research and development costs incurred up to the point where all substantial testing for the original English version product is complete, are charged to income. Such research and development costs charged to income were (Yen) 1,227,714 thousand and (Yen) 2,196,929 thousand ($19,792 thousands) for the six months ended June 30, 2004 and 2005, respectively.

Maintenance costs are fees, which relate to product version updates to enable product to cope with newly prevailing computer viruses and bug fixing. The maintenance costs were (Yen) 1,051,260 thousand and (Yen) 694,846 thousand ($6,260 thousand) for the six months ended June 30,2004 and 2005, respectively.

<Amended>

Research and development costs incurred up to the point where all substantial testing for the original English version product is complete, are charged to income as operating expense. Such research and development costs charged to income were (Yen) 1,227,714 thousand and (Yen) 2,196,929 thousand ($19,792 thousands) for the six months ended June 30, 2004 and 2005, respectively

Maintenance costs are fees, which relate to product version updates to enable product to cope with newly prevailing computer viruses and bug fixing, are recorded as cost of sales. The maintenance costs were (Yen) 1,051,260 thousand and (Yen) 694,846 thousand ($6,260 thousand) for the six months ended June 30,2004 and 2005, respectively.

(Following footnote below is newly added after “Status of manufacturing and actual sales”)

Customer support costs

<Amended>

Customer support costs are primarily payroll, related expenses and outsourced customer service fees, which relate to activities such as maintenance of customer’s database, education promotions to customers, investigation for appropriate customer support methodologies, responses to customer’s questions and sales promotions to customers via telephone. Customer support costs in cost of sales were (Yen) 2,717,490 thousand and (Yen) 3,190,146 thousand ($28,740 thousand) for the six months ended June 30, 2004 and 2005, respectively.

Non-consolidated semi-annual income statements

<Original>

(Thousands of yen)

Account	Period	For the first half of the previous fiscal year (From January 1, 2004 To June 30, 2004)		For the first half of the current fiscal year (From January 1, 2005 To June 30, 2005)		Condensed income statement for the previous fiscal year (From January 1, 2004 To December 31, 2004)
		Amount	Percentage	Amount	Percentage	Amount	Percentage
			%		%		%
Net Sales		18,409,928	100.0	22,421,912	100.0	39,771,157	100.0
Cost of sales	*6	1,009,709	5.5	632,448	2.8	1,937,717	4.9

Gross profit		17,400,219	94.5	21,789,464	97.2	37,833,439	95.1
Selling, general and administrative expenses	*1,6	8,427,204	45.8	11,430,241	51.0	18,506,382	46.5

Operating income		8,973,014	48.7	10,359,222	46.2	19,327,056	48.6

<Amended>

						(Thousands of yen)

Account	Period	For the first half of the previous fiscal year (From January 1, 2004 To June 30, 2004)		For the first half of the current fiscal year (From January 1, 2005 To June 30, 2005)		Condensed income statement for the previous fiscal year (From January 1, 2004 To December 31, 2004)
		Amount	Percentage	Amount	Percentage	Amount	Percentage
			%		%		%
Net Sales		18,409,928	100.0	22,421,912	100.0	39,771,157	100.0
Cost of sales	*6	3,415,490	18.6	2,777,909	12.4	7,143,023	18.0

Gross profit		14,994,438	81.4	19,644,003	87.6	32,628,133	82.0
Selling, general and administrative expenses	*1,6	6,021,424	32.7	9,284,780	41.4	13,301,077	33.4

Operating income		8,973,014	48.7	10,359,222	46.2	19,327,056	48.6

Note to Non-consolidated semi-annual income statement

<Original>

(Thousands of yen)

For the first half of the previous fiscal year (From January 1, 2004 To June 30, 2004)		For the first half of the current fiscal year (From January 1, 2005 To June 30, 2005)		For the previous fiscal year (From January 1, 2004 To December 31, 2004)
*1 Major components of selling, general and administrative expenses are as follows		*1 Major components of selling, general and administrative expenses are as follows		*1 Major components of selling, general and administrative expenses are as follows
Sales promotions and Advertising	1,594,464	Sales promotions and Advertising	2,870,044	Sales promotions and Advertising	3,625,288
Salaries and bonuses	1,321,643	Salaries and bonuses	1,400,219	Salaries and bonuses	2,791,862
Retirement benefit costs	90,934	Retirement benefit costs	70,085	Retirement benefit costs	182,812
Depreciation expense	56,981	Depreciation expense	53,732	Depreciation expense	121,073
Outside service fee	1,115,274	Outside service fee	1,215,907	Outside service fee	2,440,765
Research and development costs	1,229,277	Research and development costs	1,997,928	Research and development costs	2,600,209
Software maintenance fee	1,051,144	Software maintenance fee	694,049	Software maintenance fee	2,260,626
Intercompany charge	625,841	Intercompany charge	1,319,009	Intercompany charge	1,554,453

<Amended>

(Thousands of yen)

For the first half of the previous fiscal year ( From January 1, 2004 To June 30, 2004 )		For the first half of the current fiscal year (From January 1, 2005 To June 30, 2005)		For the previous fiscal year (From January 1, 2004 To December 31, 2004)
*1 Major components of selling, general and administrative expenses are as follows		*1 Major components of selling, general and administrative expenses are as follows		*1 Major components of selling, general and administrative expenses are as follows
Sales promotions and Advertising	1,586,871	Sales promotions and Advertising	2,869,619	Sales promotions and Advertising	3,616,126
Salaries and bonuses	1,056,742	Salaries and bonuses	1,172,729	Salaries and bonuses	2,237,924
Retirement benefit costs	72,048	Retirement benefit costs	54,909	Retirement benefit costs	144,831
Depreciation expense	47,281	Depreciation expense	44,497	Depreciation expense	100,542
Outside service fee	449,578	Outside service fee	467,452	Outside service fee	1,005,875
Research and development costs	1,229,277	Research and development costs	1,997,928	Research and development costs	2,600,209
Intercompany charge	625,841	Intercompany charge	1,319,009	Intercompany charge	1,554,453

About Trend Micro

Trend Micro, Inc. is a leader in network antivirus and Internet content security software and services. The Tokyo-based corporation has business units worldwide. Trend Micro products are sold through corporate and value-added resellers and managed service providers. For additional information and evaluation copies of all Trend Micro products, visit our Web site, www.trendmicro.com.

For additional Information

Mr. Mahendra Negi

Chief Operating Officer / Chief Financial Officer / IR Officer

Phone: +81-3-5334-4899

Fax: +81-3-5334-4874

ir@trendmicro.co.jp